

People's Securities, Inc.®

A subsidiary of People's United Bank®

Peoples Securities, Inc. 2015 Year End Compliance Report

People's Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states to the best of its knowledge and belief as follows:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph d(3)(ii) of Rule 17a-5.
2) The Company's Internal Control Over Compliance was effective during the period from January 1, 2015 to December 31, 2015;
3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2015;
4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2015; and
5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Bruce T. McElwee — 2/26/2016

Bruce T. McElwee
Vice President
Chief Financial Officer — Date

Dennis P. Beirne — 2/26/2016

Dennis P. Beirne
First Vice President
Chief Operating Officer & Chief Compliance Officer — Date

Michael E. Harkins — 2/26/2016

Michael E. Harkins
President
Chief Executive Officer — Date

People's Securities, Inc., 850 Main Street, Bridgeport, Connecticut 06604-4913
peoples.com/invest



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317

Report of Independent Registered Public Accounting Firm

The Board of Directors
People's Securities, Inc.:

We have examined the statements made by People's Securities, Inc. (the Company), included in the accompanying People's Securities Inc. Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2015; (2) the Company's internal control over compliance was effective as of December 31, 2015; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, People's Securities, Inc.'s statements referred to above are fairly stated, in all material respects.

KPMG LLP

Stamford, Connecticut
February 26, 2016